EXHIBIT 11(a)(15)
                                                        -----------------


   NISOURCE/COLUMBIA
   STRAIGHTTALK  JULY 14, 1999

   DEAR COLUMBIA SHAREHOLDER:

        I am sure you have read Columbia's response to NiSource's tender offer. Most of what Columbia is saying is smoke and seeks to obscure the issues. Since this is an all-cash offer, we believe there is only one fundamental issue: price.

        Columbia says this is the "wrong price, at the wrong time, and with the wrong company." Time and again, we have stated that $68 is only a starting point, and that we are willing to increase our price. I don't think it could possibly be clearer. The $68 is more than a 10 percent premium to the highest price that Columbia stock has ever traded. Columbia's statement that our companies are not a strategic fit is not only irrelevant to Columbia's shareholders, but is also contrary to the geographic proximity and complementary nature of our assets and to the opinions of many well-regarded industry experts. Yet again, they are attempting to obscure the real issue of price.

        In rejecting our offer, Columbia referred to seemingly impressive statistics regarding their performance--a rate of return of 258 percent since January 1, 1995. One important fact they left out is that the base period of their analysis begins during their bankruptcy. Analyze performance based on other periods, and Columbia under-performs both the S&P 500 and the S&P Natural Gas Index.

        We agree that Columbia is a terrific company with a unique collection of assets. That is why we are so committed to pursuing this transaction. In the absence of a transaction, Columbia cannot commit to bringing you value equal to our proposal in a reasonable timeframe. They seem content to let you wait indefinitely for an uncertain outcome.

        In addition, Columbia appears to be intent on making its shareholders wait an unnecessarily long time before receiving the premium we are offering. Columbia has said this transaction could take up to 24 months to complete. However, they do not tell you that this lengthy period would be a direct consequence of their lack of cooperation. If Columbia cooperates, we strongly believe that the merger could be completed within six to nine months. Dominion and CNG are on a similar timetable in four of the same states where we will seek approvals, and their transaction is progressing well.

        Take a look at the articles that follow. You'll get the true story of Columbia's rate of return compared to market indices, and we will give you a clearer picture of the real regulatory process. It's all straight talk, and I hope you find it helpful.





        Undoubtedly, Columbia will continue to put up smoke screens. Look past them, and remember that the fundamental issue is price. Columbia has acknowledged that it would consider a transaction at the right price. What are they waiting for? If you tender your shares, demanding that Columbia talk to us, I am ready to negotiate.

   Gary Neale
   President, Chairman and Chief Executive Officer
   NiSource Inc.

   [Photo of Gary Neale]

   [Graphic of Map]


   COLUMBIA ENERGY MANAGEMENT: FAILING TO DELIVER SHAREHOLDER VALUE

      In rejecting NiSource's offer again on July 5, Columbia discussed the value it provides to shareholders. As support for its decision, Columbia offered only one measure of its recent performance. Its calculations present a 258 percent rate of return since January 1, 1995-- an annualized rate of 33.5 percent. What they neglect to tell you is that they used the depressed levels at which Columbia traded during its bankruptcy proceedings as the base for these estimates. Recalculated off of other periods, the numbers tell a different story.

   [Table representing Chart]

                                   4          3         2          1
                                 Year       Year       Year       Year
                                 CAGR       CAGR       CAGR       CAGR

    CG                            37%        24%       15%         7%
    S&P Natural Gas Index         29%        27%       26%        37%
    S&P 500                       30%        29%       37%        36%

   *CAGR = Compound Annual Growth


      So where is the value to Columbia's shareholders? These numbers show that Columbia has actually UNDER-PERFORMED market indices. In saying the annualized rate of return exceeds that of the S&P 500 and the S&P Natural Gas Indices, Columbia was only telling part of the story. If in fact Columbia is seeking to "provide superior value for shareholders," negotiations with NiSource are not an option, but a necessity.

   COLUMBIA ENERGY MANAGEMENT: DELAYING DELIVERY OF SHAREHOLDER VALUE

      NiSource Inc. has stated that it would take six to nine months for utility regulators to approve a NiSource/Columbia Energy merger, with Columbia's cooperation. Columbia earlier said the transaction could take up to 18 to 24 months.





      "We understand and respect that it is the job of state regulators to protect the consumer and maintain a fair and competitive environment in their state," said Gary Neale, President and CEO of NiSource. "I am confident that we will work out a plan beneficial to all constituencies involved in six to nine months."

   NISOURCE/BAY STATE GAS
      Neale compared the regulatory aspects of the proposed transaction to NiSource's $780 million acquisition of Bay State Gas Company last year. Bay State Gas, one of the largest natural gas utilities in New England, serves more than 300,000 customers in Massachusetts, New Hampshire and Maine. From the date NiSource filed for approval, state regulators from the three states approved the transaction in less than eight months.

        STATE               FILED          APPROVED
        Maine               3/20/98        6/12/98
        New Hampshire       3/20/98        7/20/98
        Massachusetts       3/20/98       11/05/98

      As with the Bay State Gas acquisition, NiSource expects a transaction with Columbia would move through the regulatory process quickly because, among other things, there will be no changes at the operating level in the states Columbia currently serves.

      "This acquisition is not about employees losing their jobs or changing how Columbia has serviced their customers," said Neale. "It is about growing a natural gas distribution corridor between Chicago and New England and creating a super-regional energy powerhouse capable of earnings growth in excess of 12 percent per year."

   DOMINION/CNG
      In a second similar transaction, Dominion Resources Inc. remains on course to complete a $8.3 billion acquisition of Consolidated Natural Gas Co. by the end of 1999. The combination of Dominion, the parent of Virginia Power, and CNG would create the nation's fourth-largest combined natural gas and electric utility with four million retail customers in Virginia, North Carolina, Ohio and Pennsylvania. The Pennsylvania Public Utilities Commission approved the merger on June 24, 1999 (80 days from filing to approval). The Virginia State Corporation Commission is expected to issue a final order on November 17, 1999, and action in West Virginia and North Carolina is pending.





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                            FOR MORE INFORMATION

                           CALL DENNIS SENCHAK AT
                               219-647-6085 OR
                               VISIT NISOURCE
                             AT WWW.NISOURCE.COM

                      FOR INFORMATION ABOUT TENDERING
                 SHARES, CALL INNISFREE M&A AT 877-750-5837
          ---------------------------------------------------------


   ONEOK/SOUTHWEST GAS
        In a third transaction, ONEOK Inc. is moving forward in its efforts to acquire Las Vegas-based Southwest Gas. Southwest Gas is Arizona's principal natural gas utility, serving approximately 650,000 customers. The Public Utilities Commission of Nevada unanimously approved the transaction on June 22, 1999 (approximately four months after filing for approval). The transaction still requires the approval from the Arizona Corporate Commission, California regulators and shareholders of both utilities.

        "Unless Columbia chooses to obstruct the process, we can complete the transaction within six to nine months, not up to 18 to 24 months," stated Neale. "It is our goal as a company to demonstrate how this transaction would benefit the consumer and foster a fair and competitive environment in the five states involved."


        "For Columbia shareholders, it is time to examine the facts and ask if their company is acting in the best interest of shareholder value. It is the time to stand up and send a message to Columbia management and its board of directors to negotiate a deal with NiSource that is the right price, at the right time, with the right company," Neale said.





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   This newsletter is neither an offer to purchase nor a solicitation of an offer to sell shares of common stock of Columbia Energy Group.

   Such offer is made solely by the Offer to Purchase, dated June 25, 1999, and the related Letter of Transmittal. It is not being made to, and tenders will not be accepted from, holders of shares of Columbia common stock in any jurisdiction in which making or accepting such offer would not comply with law. In any jurisdiction where a licensed broker or dealer must make such offer, it shall be deemed made on behalf of NiSource Inc. by Credit Suisse First Boston or other registered brokers or dealers licensed in such jurisdiction. The offer may be extended beyond its August 6, 1999 expiration date. Any extension will be publicly announced no later than 9:00 a.m., New York

   City time, on the next business day. This letter does not constitute a solicitation of proxies from Columbia Energy Group's stockholders.
   Any such solicitation will be made only by separate proxy materials in compliance with Section 14(a) of the Securities Exchange Act.


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